Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE

All amounts in US dollars unless otherwise indicated

BROOKFIELD RENEWABLE TO INVEST IN 3,600 MW GLOBAL RENEWABLE POWER PORTFOLIO

BROOKFIELD, News, March 7, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced that, together with its institutional partners, it has entered into agreements with Terraform Power (NASD: TERP) and TerraForm Global (NASD: GLBL) pursuant to which it will acquire a 51% interest in TerraForm Power, which is expected to remain a Nasdaq-listed public company sponsored by Brookfield Asset Management, and 100% of the outstanding shares of TerraForm Global.

Assuming the completion of both transactions, Brookfield Renewable's commitment would be in the range of $500 million, which it expects to fund through current liquidity.

The transactions are each expected to be completed in the second half of 2017 and are each subject to certain closing conditions, including but not limited to: approval by the majority of Class A shareholders of TerraForm Power and TerraForm Global, respectively (excluding Class A shares owned by Brookfield and SunEdison Inc.), regulatory approvals, and certain approvals from the US bankruptcy court overseeing the SunEdison Chapter 11 bankruptcy case. The closing of each transaction is not conditional on the other.
For more information, see the press release and investor presentation issued today by Brookfield Asset Management and published on its website at www.brookfield.com.
Brookfield Renewable Partners
Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Colombia, Brazil and Europe and totals more than 10,000 MW of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at bep.brookfield.com.  Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management.

For more information, please contact:
Zev Korman
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "expect", "should", "could", "potential", "target" "future", "growth", "believe", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the expected closing and funding of the transactions described herein and the anticipated timing thereof.
Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: our ability to effectively complete and integrate new acquisitions and to realize the benefits of such acquisitions; the threat of litigation, whether with respect to this transaction or otherwise; hydrology, weather conditions and other factors which may impact generation levels at our facilities; economic conditions in the jurisdictions in which we do or will operate; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; new technologies in which we invest not performing as expected; our potential lack of control over our operations conducted through consortiums, partnerships or where minority shareholders have interests in our investments; the state of capital markets and our ability to access equity and debt financing; regulatory changes in the power markets in which we operate, including those relating to the regulation of our assets, licensing; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities. We caution that the foregoing list of important factors that may affect future results is not exhaustive.
The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our most recent Annual Report on Form 20-F.